Filed Pursuant to Rule 433

Registration No. 333-156442

May 1, 2009

ROCKWELL COLLINS, INC.

Pricing Term Sheet

Issuer:	Rockwell Collins, Inc.
Size:	$300,000,000
Expected Ratings:	Moody’s: A1 (stable outlook) S&P: A (stable outlook) Fitch: A (stable outlook)
Pricing Date:	May 1, 2009
Settlement Date:	T+3; May 6, 2009
Maturity Date:	July 15, 2019
Coupon:	5.25%
Interest Payment Dates:	January 15th and July 15th, commencing July 15th, 2009
Price to the public:	99.471% of face amount
Yield to maturity:	5.319%
Benchmark Treasury:	2.75% Notes due February 15, 2019
Benchmark Treasury Price:	96-16
Benchmark Treasury Yield:	3.169%
Spread to Benchmark Treasury:	215 basis points
Redemption Provisions:
Make-whole Redemption	At any time at the greater of 100% or a discount rate of Treasury Rate plus 35 basis points
CUSIP/ISIN:	774341AB7 / US774341AB70
Underwriters	Banc of America Securities LLC
J.P. Morgan Securities Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
BNY Mellon Capital Markets, LLC
Calyon Securities (USA) Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.
Mizuho Securities USA Inc.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 1-212-834-4533, or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.

This pricing term sheet supplements the preliminary prospectus supplement issued by Rockwell Collins, Inc. on May 1, 2009 relating to its prospectus dated December 23, 2008.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.